

June 23, 2011

<u>Via E-mail</u>
Wang Youngsheng, President
China Du Kang Co., Ltd.
Town of Dukang, Baishui County, Shaanxi Province,
China
A-28, Van Metropolis, #35 Tangyan Road,
Xi'an, Shaanxi, PRC,
710065

     RE: **China Du Kang Co., Ltd.**
           Form 10, Amendment 7
           Filed March 24, 2011;
           Form 10-K for Fiscal Years Ended
           December 31, 2009 and December 31, 2010
           File No. 0-53833

Dear Mr. Youngsheng:

     We issued a comment letter to you on the above captioned filing on April 29, 2011. As of the date of this letter, the comments remain outstanding and unresolved. We expect you to contact us by July 8, 2011 to provide a substantive response to the comments or to advise us why you are unable to respond and when you will be able to do so.

     If you do not respond to the outstanding comments or contact us by July 8, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

                            Sincerely,

                            /s/ Pamela Howell
                            for

                            John Reynolds,
                            Assistant Director